Exhibit 99.1

Itaú Unibanco's profit totals R$6.5 billion in the second quarter of 2021, driven by the resumption of the economic activity and growth in business

Earnings are up 55.6% on a year-on-year basis

São Paulo, August 2, 2021 - In the second quarter of 2021, Itaú Unibanco's recurring managerial result totaled R$6.5 billion, up 55.6% year-on-year with recurring managerial return on equity annualized of 18.9%. The results were mainly driven by the good pace of growth in business lines, such as credit card and payroll loans, and a strong growth in mortgage and vehicle loans, already noted in the previous quarter.

In R$ million (except where otherwise indicated)	2Q21	2Q20	%	1Q21	%
Recurring Managerial Result	6,543	4,205	55.6%	6,398	2.3%
Recurring Managerial Return on Average Equity - Annualized	18.9%	13.5%	540 bps	18.5%	40 bps
Total Adjusted Loan Portfolio[1]	909,055	811,326	12.0%	906,354	0.3%
NPL 90 days – Total	2.3%	2.7%	40 bps	2.3%	0 bps

"This quarter's results were positively impacted by our discipline in implementing the bank's transformation agenda, which is totally focused on client experience, as well as the economic activity rebound in the markets we operate. We strongly believe that serving our clients however, whenever and wherever they chose to be served will be the foundation for the bank of the future".

Milton Maluhy Filho
Itaú Unibanco's CEO

Digitalization business continues to make significant headway while convenient physical branches are maintained. In the second quarter of 2021, 4.7 million clients were achieved through digital channels.

Our platform "iti", which became a full online bank operation from its original digital wallet format, reached 7.8 million clients in June. Over 2.6 million clients were achieved between April and June 2021, from which 90% were non-account holders.

This data supports the *iVarejo* (iRetail Banking) 2030 project, which transforms clients experience by integrating physical and digital interactions. The project aims at increasing the digital sales of the bank fourfold in the long term, to account for 50% of the bank's revenue by 2025.

Total loan portfolio[1], in turn, was up 12.0% on a year-on-year basis, reaching R$909.1 billion in June 2021, with improved performance of loan portfolios for individuals and very small, small and middle-market companies, which increased 22.2% and 23.4%, respectively, in the same period.

For individuals, in addition to increased mortgage (44.4%) and vehicle loans (32.3%), the highlights are higher payroll loans (17.3%) and credit card (21.2%) on a year-on-year basis, driven by the resumption of the economic activity and resulting decrease in social distancing.

Cost of credit, which includes provision for loan losses, reaching R$4.7 billion in the second quarter, dropped 39.6% on a year-on-year basis, driven by increased

Corporativo | Interno

“During this quarter we further consolidated the recovery path started earlier in the year. Our positive results in margin with clients and in services strengthened the bank’s good performance, in line with the rebound of the economic activity. Delinquency ratios at very low levels showcase the high quality of our portfolio. It is important to highlight the results of the efficiency program, which enabled our operations in Brazil to reach a 42.2% efficiency ratio – one of the lowest indicators in recent years”.
Alexsandro Broedel
Itaú Unibanco’s CFO
provisioning requirements in the first half of 2020, due to changes in the macroeconomic scenario. Between April and June of this year, provision for loan losses was R$4.8 billion, down 36.1% on a year-on-year basis.
The 90-day NPL ratio, in turn, reached 2.3%, down 40 basis points on a year-on-year basis, showing that our strategy of trading off earnings in the short term for supporting clients and the society as a whole in the most critical period of the crisis was right.
As a result of the economic recovery and higher levels of capital market activity, commissions and fees and revenues from insurance operations were up 14.4% on a year-on-year basis, fostered by increased investment banking activities in public offerings, growth in revenues from credit and debit cards, both for issuing and acquiring activities, and higher gains from performance fees in fund management.
Non-interest expenses reached R$12.6 billion in the second quarter of 2021, up 0.9% from the previous quarter, mainly driven by increase in personnel expenses, seasonally lower in the first quarter. This increase was partially offset by lower administrative expenses, mainly marketing and third-party services. Accordingly, efficiency ratio in Brazil improved 260 basis points compared to the same quarter of the previous year, reflecting productivity gains arising from continuous technology investments.
As part of the positive impact agenda, it is worth mentioning that Itaú Unibanco has committed to allocate R$400 billion by 2025 to initiatives that promote a sustainable and increasingly green and inclusive economy. To date, 31% of the target has been achieved.
Further information on results is available on Itaú Unibanco’s Investor Relations website: www.itau.com.br/investor-relations.
(1) It includes financial guarantees provided and corporate securities.
Corporate Communication – Itaú Unibanco imprensa@itau-unibanco.com.br
Corporativo | Interno